November 9 , 2009

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Barros, Esq.

Re:	iShares® Diversified Alternatives Trust’s Registration Statement on Form S-1 number 333-153099 (the “Registration Statement”)

Dear Ms. Barros:

iShares® Delaware Trust Sponsor LLC, in its capacity as sponsor (the “Sponsor”) of the iShares® Diversified Alternatives Trust (the “Trust”), and Barclays Capital Inc., in its capacity as underwriter of 200,000 shares issued by the Trust, pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully request the acceleration of the effective date of the Registration Statement so that it becomes effective at 9 a.m. on November 12, 2009, or as soon thereafter as practicable.

The registrant acknowledges that, (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing or relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (ii) the registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States of America.

Sincerely,

iShares® Diversified Alternatives Trust	Barclays Capital Inc.

By: iShares® Delaware Trust Sponsor LLC, in its capacity as the Sponsor,

By: /s/ RAMAN SURI	By: /s/ MICHAEL A. SCHMANSKE

Name: Raman Suri	Name: Michael A. Schmanske

Title: Managing Director	Title: Managing Director

By: /S/ JOANNA CALLINICOS

Name: Joanna Callinicos

Title: Principal